

Mail Stop #4631   October 11, 2016

Via E-mail
Xiaobin Wu
Chief Executive Officer
Fuda Group (USA) Corporation
48 Wall Street, 11th Floor
New York, NY 10005

> **Re:** **Fuda Group (USA) Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 27, 2016**
> **File No. 333-208078**

Dear Mr. Wu:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

The Business, page 42
Operations, page 43

1. We note that the percentages disclosed on the second table on page 43—related to "breakdown by products for sales revenues"—do not add up to 100%. Please revise. This comment also applies to the identical table on page 70.

2. With respect to your revised table at the top of page 44, please explain why the total purchase price for granite blocks and slabs for the fiscal year ended December 31, 2014 decreased from $13,539,679 to $7,892,278 in this amendment.

Management's Discussion and Analysis, page 67
Liquidity and Capital Resources at December 31, 2015 and 2014, page 68

3. We note per our discussion on October 5, 2016 that your land purchase agreements were separate agreements from the stone sale (barter exchange) agreements with the land sellers. Please tell us and disclose the original terms of the land sale agreements, including the payment terms, consideration and maturity date as well as clarify that the original agreement contemplated cash payment for the land. Please revise your liquidity section to discuss the balance of the amounts owed to the land sellers at each balance sheet date and your ability to pay cash for the remaining balances to the extent the land sellers called the obligation and required a cash payment. In this regard, Instruction 3 to Item 303(a) of Regulation S-K states that MD&A "shall focus specifically on material events and uncertainties known to management that would cause reported financial

information not to be necessarily indicative of future operating results or of future financial condition."

4.   Further disclose the nature of any conditional terms included the land sale agreements to the extent applicable and supplementally provide a copy of your land sales contract.

Discussion of the Years ended December 31, 2015 and 2014, page 69

5.   We note your revised disclosure in response to comment four in our letter dated September 13, 2016. Please provide enhanced disclosure explaining why the sale of granite slabs increased from $1,193,595 in 2014 to $11,834,426 in 2015, which is a nearly ten-factor increase. Further, we note that the increase in sale of granite slabs appears to be a material trend, as you sold $7,805,804 of granite slabs in the first six months of 2016. Please ensure that you discuss all material trends, events and uncertainties that have a material impact on your operations in MD&A.

6.   We note your table illustrating the breakdown by products sales revenues and barter trade. The amount you have presented under Barter Trade does not equal the amounts presented on your consolidated statement of operations. Please reconcile these amounts.

Discussion of Six Months ended June 30, 2016 and 2015, page 74

7.   Please disclose in further detail the steps taken to generate $8,630,590 in gold sales in the past six months, including, but not limited to:
   •   the quantity of gold sold;
   •   your ability to find buyers, and
   •   the time it takes from "sorting and filtering of gold mine tailing" to completing a sale.

   Given that you only generated $187,989 in gold sales for fiscal year 2015, please be as specific as possible so investors can understand the current status of your gold-related operations.

Barter Trade Exchange, page F-39

8.   We note your response to our prior comment 11 which discusses the stone sales agreements with the land sellers. Based on your response and our discussion on October 5, 2016, please revise disclosure to clarify the nature and terms of the sales agreements with land sellers which is a separate agreement from the land sale agreement. Further, tell us if your agreements with the land sellers for stone sales included not only the grade, type and unit price of the granite to be charged but a total sales amount which is agreed will be used to reduce the land sale payable previously recorded. Supplementally provide an example of a sales agreement for stones with the land sellers.

   You may contact Melissa Rocha, Senior Assistant Chief Accountant at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202- 551-3610 with questions on engineering related comments and contact David Korvin, Staff Attorney at 202-551-3236 or Pamela Long, Assistant Director at 202-551-3765 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Anthony Patel, Esq.
       Cassidy & Associates